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                          	SCHEDULE 13E-3
                          	(Rule 13e-100)

  	Transaction Statement Pursuant to Section 13(e) of the Securities
          	Exchange Act of 1934 and Rule 13e-3 Thereunder

                  	SECURITIES AND EXCHANGE COMMISSION
                       	Washington, DC  20549

                	  Rule 13e-3 Transaction Statement
      	(Pursuant to Section 13(e) of the Securities Act of 1934)
                         	(Amendment No. 1)

                        U.S. DRUG TESTING, INC.
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                          (Name of Issuer)

                        U.S. DRUG TESTING, INC.
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                	(Name of Person(s) Filing Statement)

                   COMMON STOCK, $.001 PAR VALUE
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                 	(Title of Class of Securities)


                              3821 0610
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                 (CUSIP Number of Class of Securities)

                          	ROBERT STUTMAN
                     	U.S. DRUG TESTING, INC.
                        	4517 NW 31st Avenue
                  	Ft. Lauderdale, Florida  33309
                          (954) 739-9600
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(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

	This statement is filed in connection with (check the appropriate box):

	a.	[ ]	The filing of solicitation materials or an
information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

	b.	[X]  The filing of a registration statement under the Securities Act of 1933.

	c.	[ ]  A tender offer.

	d.	[ ]  None of the above.

	Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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	                   Calculation of Filing Fee
                    -------------------------

	Transaction
	Valuation*                           Amount of Filing Fee
	$6,757,992                           $2,094



	*	  The fee was calculated on the basis of an assumed value
     of $1.625 (the closing sales price on February 14, 1997) assigned to a share of the Common Stock of U.S.
     Drug Testing, Inc. to be issued in the proposed transaction and it was assumed that an aggregate of 2,789,478 shares would be issued to the Issuer's minority stockholders for their 1,721,900 shares and that 243,000 shares would be issued upon the exercise of warrants at an exercise price of 4.63 per share.

	[X]	Check box if any part of the fee is offset as provided
     by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid:       $3,883.00
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Form or Registration No.: Registration Statement on Form S-4, File No. 333-4790
                         ------------------------------------------------------

Filing Party:  Substance Abuse Technologies, Inc.
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Date Filed:        May 6, 1996
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                     CROSS REFERENCE  SHEET


   	Schedule 13E-3					                 Registration Statement
   	Item Number and Caption			    	     Caption
    -----------------------             ----------------------

1.	 Issuer and Class of Security				    U.S. Drug Market
   	Subject to the Transaction				      Information

2.	 Identity and Background				         Summary-Background of
								                                Companies; Business of the
                                								Company-General; SAT
                               									Management-Business History

3. 	Past Contacts, Transactions				     Material Contacts of SAT With
   	or Negotiations					                U.S. Drug

4.	 Terms of the Transaction				        Terms of the Transaction;
                                        The Merger and Related Matters

5.	 Plans or Proposals of the				       Terms of the Transaction; The
   	Issuer or Affiliate					            Merger and Related Matters

6. 	Source and Amounts of Funds			      The Merger and Related
    or Other Consideration				          Matters-Fees and Expenses

7.	 Purposes, Alternatives,				         Reasons for the Merger and
   	Reasons and Effects				            	Approval by the SAT Board
                                        of Directors and Certain Tax
                                        Consequences under the caption
                                        "The Merger and Related
                                        Matters"; Terms of the
                                        Transaction-Special Payment

8.	 Fairness of the Transaction				     Reasons for the Merger and
                                        Approval and Fairness Opinion
                                        under the caption "The Merger
                                        and Related Matters"; Terms of the
                                        Transaction-The Consent
                                        Procedure-Statutory Basis

9.	 Reports, Opinions, Appraisals			    The Merger and Related
	   and Certain Negotiations				        Matters-Fairness Opinion

10.	Interest in the Common Stock			     U.S. Drug Principal
   	of the Issuer			                    Stockholders

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                     CROSS REFERENCE SHEET


    Schedule 13E-3				                   Registration Statement
    Item Number and Caption			           Caption
    -----------------------              ----------------------


11.	Contracts, Arrangements or		        The Merger and Related
   	Understandings with Respect	      		Matters-Terms of the Merger
   	to the Common Stock				             Agreement

12.	Present Intention and				           Terms of the Transaction-
   	Recommendation of Certain			        Consent Procedure-
	   Persons With Regard to the		       	Miscellaneous
	   Transaction

13.	Other Provisions of the			          Terms of the Transaction-
	  	Transaction					                    The Consent Procedure; The
                                        Consent Procedure-Rights of
                                        Dissenting U.S. Drug Stockholders

14.	Financial Information				           U.S. Drug's Financial
                                        Statements; Summary Historical and
                                        Proforma Combined Financial Data;
                                        U.S. Drug's Selected Financial Data

15.	Persons and Assets Employed,		      The Merger and Related
   	Retained or Utilized	              	Matters-Fees and
                                        Expenses; Terms of the Transaction-
                                        Miscellaneous

16.	Additional Information			           Not Applicable

17.	Material to be Filed as			          Appendix A to Consent
   	Exhibits				                        Solicitation Statement/ Prospectus

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Item 1.  Issuer and Class of Security Subject to the Transaction.

	(a)	This Rule 13e-3 transaction (the "Merger") relates to
the common stock, $.001 par value (the "U.S. Drug Common Stock"), of U.S. Drug Testing, Inc. ("U.S. Drug "), which has its principal office at 4517 NW 31st Avenue, Ft. Lauderdale, Florida
33309.

	(b) As of March 31, 1997, there were 5,221,900 shares of the U.S. Drug Common Stock outstanding, of which 1,721,900 were held by stockholders (the "U.S. Drug Minority Stockholders") other than Substance Abuse Technologies, Inc. ("SAT") and there were 77 holders of record of the U.S. Drug Common Stock (including SAT).

	(c) SAT is simultaneously filing an Amendment No. 2 to Registration Statement on Form S-4, File No. 333-4790 (the "Registration Statement"), under the Securities Act of 1933, as amended (the "Securities Act"). Information as to the market and the market prices for the U.S. Drug Common Stock may be found under the caption "U.S. Drug Market Information-Market Data" in the Consent Solicitation Statement/Prospectus (the "Prospectus") constituting Part I of the Registration Statement, which information is incorporated herein by this reference.

	(d) U.S. Drug has not declared any dividends on the U.S. Drug Common Stock to date and, in view of the continuing losses, the Board of Directors of U.S. Drug has stated that the Company has no current intention to pay any such dividends. U.S. Drug is not aware of any restrictions in any agreement or security which restricts U.S. Drug's present or future ability to pay dividends.

	(e) Pursuant to a registration statement under the Securities Act which became effective on October 5, 1993, U.S.
Drug sold in a publicly underwritten offering 1,721,900 shares of the U.S. Drug Common Stock at $5.00 per share and received approximately $7,099,000 in net proceeds.

	(f)  Not Applicable.

Item 2.  Identity and Background.

	U.S. Drug, the reporting person with respect to this
Schedule 13E-3, is the issuer of the U.S. Drug Common Stock, the class of equity securities which is the subject of this Rule 13e-
3 transaction.

	(a)-(d) and (g) Reference is made to the section "Summary-Background of the Company" and "Business of the Company-General" in the Prospectus, which is incorporated herein by this reference, for the following information relating to U.S. Drug: its state of organization, its principal business and the address of its principal executive offices, which information is incorporated herein by reference.

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	(e) and (f)  During the last five years, U.S. Drug has not
been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

	For each of the directors and executive officers of U.S. Drug, there is furnished the following information: (a) the person's name; (b) his or her residence or business address; (c) his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted;
(d) information as to material occupations, positions, offices or employments during the last five years is incorporated herein by reference to the section "Business History" under the caption "SAT Management" in the Prospectus; (e) whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (f) whether or not, during the last five years, such director and/or executive officer was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws; and, if so, identifying and describing such proceeding and summarizing the terms of such judgment, decree or final order; and (g) citizenship.

	(a)	Robert Stutman
	(b)	c/o Substance Abuse Technologies, Inc.
   		4517 NW 31st Avenue
   		Ft. Lauderdale, FL  33309
	(c)	Chairman of the Board and Chief Executive Officer of
     Substance Abuse Technologies, Inc.
   		4517 31st Avenue
   		Ft. Lauderdale, FL  33309
	(d)	Reference is made to the section "Business History"
     under the caption "SAT Management" in the Prospectus,
     which is incorporated herein by this reference.
	(e)	No
	(f)	No
	(g)	United States

	(a)	Linda H. Masterson
	(b)	c/o Substance Abuse Technologies, Inc.
   		10410 Trademark Street
   		Rancho Cucamonga, CA  91730
	(c)	President of Substance Abuse Technologies, Inc.
   		10410 Trademark Street
   		Rancho Cucamonga, CA  91730

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	(d)	Reference is made to the section "Business History"
     under the caption " SAT Management" in the Prospectus,
     which is incorporated herein by this reference.
	(e)	No
	(f)	No
	(g)	United States

	(a)	Michael S. McCord
	(b)	2001 Kirby Drive
   		Suite 701
   		Houston, TX  77019
	(c)	Self Employed
   		Capital Market Investments
   		2001 Kirby Drive
   		Suite 701
   		Houston, TX  77019
	(d)	Reference is made to the section "Business History"
     under the caption " SAT Management" in the Prospectus,
     which is incorporated herein by this reference.
	(e)	No
	(f)	No
	(g)	United States

	(a)	Robert Muccini
	(b)	c/o Substance Abuse Technologies, Inc.
   		4517 31st Avenue
   		Ft. Lauderdale, FL  33309
	(c)	Vice President - Finance Treasurer, Chief Financial
     Officer and Chief Accounting Officer of Substance Abuse
     Technologies, Inc., U.S. Drug and Good Ideas
     Enterprises, Inc.
   		4517 31st Avenue
   		Ft. Lauderdale, FL  33309
	(d)	Reference is made to the section "Business History"
     under the caption "SAT Management" in the Prospectus,
     which is incorporated herein by this reference.
	(e)	No
	(f)	No
	(g)	United States

Item 4.  Terms of the Transaction.

	(a)	Pursuant to resolutions adopted by SAT's Board of
Directors on January 23, 1997 as modified on February 17, 1997, SAT will offer 1.62 shares of its Common Stock, $.01 par value (the "SAT Common Stock"), for each share of the U.S. Drug Common Stock held by U.S. Drug stockholders other than SAT (the "U.S. Drug Minority Stockholders") if a merger (the

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"Merger") of U.S. Drug with and into Drug Testing Acquisition Corp.
("Acquisition Corp."), a wholly-owned subsidiary of SAT, is approved by at least a majority of the U.S. Drug Minority Stockholders. If the Merger is so adopted and consummated, an aggregate of 2,789,478 shares of the SAT Common Stock will be issued to the U.S. Drug
Minority Stockholders.  Reference is made to the subsection
"Authorization" of this section "The Merger and Related Matters-
Reasons for the Merger and Approval" for information as to how the SAT Board determined the exchange ratio.

	On January 23 and February 17, 1997, the U.S. Drug Board of Directors approved the SAT offer as fair to the U.S. Drug
Minority Stockholders and, on the latter date, each of the SAT Board and the U.S. Drug Board authorized execution of the Agreement and Plan of Merger dated as of February 17, 1997 (the "Merger Agreement") by and among SAT, Acquisition Corp. and U.S. Drug.

	(b)	There is no term or arrangement concerning the Rule
13e-3 transaction relating to any security holder of U.S. Drug which is not identical to that relating to other security holders of the same class of securities of U.S. Drug.

Item 6.  Source and Amounts of Funds or Other Consideration.

	(a)	Because U.S. Drug does not have any products or
services and, accordingly, no revenues, it will have to depend on funds loaned or invested by SAT to pay the expenses of the Rule 13e-3 transaction for which it is responsible. SAT will use its revenues to pay the expenses of the Rule 13e-3 transaction, although, because funds are fungible, some may come from financings. As indicated in the response to Item 4(a) of this Schedule, SAT is offering shares of the SAT Common Stock for the shares of the U.S. Drug Common Stock held by the U.S. Drug Minority Stockholders and not a cash consideration, except to pay for fractional shares.

	(b)	Reference is made to "The Merger and Related Matters -
Fees and Expenses" in the Prospectus, which is incorporated herein by this reference, for information as to the expenses incurred or estimated to be incurred by SAT and U.S. Drug relating to the Merger.

	(c)	See the response to section (a) of this Item 6 to the
Schedule.
	(d)	Not Applicable.

Item 8.  Fairness of the Transaction.

	(a)	U.S. Drug's Board of Directors unanimously and
reasonably believes that the Merger is fair to the U.S. Drug Minority Stockholders. Reference is made to the section "The Merger and Related Matters-Reasons for the Merger," primarily subsections (5) and (6) thereof, in the Prospectus for information relating to the basis of such belief, which information is incorporated herein by this reference.

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	(b)	Reference is made to the section "The Merger and
Related Matters - Reasons for the Merger," primarily subsections
(5), (6) and (9) thereof in the Prospectus for information as to the material factors upon which the belief of the U.S. Drug Board in section (a) of this Item 8 to the Schedule is based and the weight given to each of these factors.

	(c)	Reference is made to the section "Terms of the
Transaction - The Consent Procedure - Statutory Basis" in the Prospectus, which is incorporated herein by this reference, where it is stated that at least a majority of the U.S. Drug Minority Stockholders must approve the Merger.

	(d)	None of the directors of U.S. Drug who approved the
Merger on January 23 and February 17, 1997 is an employee of U.S. Drug, although two of the three are employees of SAT. See the section "The Merger and Related Matters - Reasons for the
Merger," primarily subsection (2) thereof, for information as to why no unaffiliated representative was engaged to negotiate the terms of the Rule 13e-3 transaction and the safeguards to protect the U.S. Drug Minority Stockholders, including the obtaining of a fairness opinion from an independent investment banking firm.

	(e)	All directors of U.S. Drug, none of whom is an employee
of U.S. Drug, approved the Merger on January 23 and February 17,
1997.

	(f)	Not Applicable.

Item 17.  Material to be Filed as Exhibits

	(a)	Not Applicable.

	(b)	The opinion referred to in Items 8(d) and 9 of this
Schedule is Appendix B to the Prospectus and is incorporated herein by this reference.

	(c) The Merger Agreement is Appendix A to the Prospectus and is incorporated herein by this reference.

	(d) The only disclosure document to be furnished to the U.S. Drug Minority Stockholders is the Prospectus, which is incorporated herein by this reference.

	(e) The disclosure as to the unavailability of appraisal rights is described in the Prospectus, which is incorporated herein by this reference.

	(f)	Not Applicable.

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                         SIGNATURES

	After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.




                   						                  April 22, 1997
                                  ---------------------------------
                                    								   (Date)


                            						U.S DRUG TESTING, INC.




                              				By:  /s/ Robert S. Stutman
                                     ------------------------------
                                  									Robert S. Stutman
                                    							Chairman of the Board